Exhibit 99.1







FOR IMMEDIATE RELEASE:                                          N E W S
March 17, 1999                                                  Nasdaq-GTIM



              GOOD TIMES ANNOUNCES AGREEMENT FOR PRIVATE PLACEMENT

Good Times Restaurants Inc. today announced it has entered into an agreement to sell 350,000 shares of its common stock at $3 per share to The Bailey Company, a principal shareholder of the Company. The shares will not be registered nor fully tradeable for two years.

Boyd Hoback, President and CEO said "We have been in the market for a small private placement to augment our mortgage and lease financing commitments.
The Bailey Company elected to make the investment themselves to avoid dilution of their existing equity position and to participate more fully in the future of Good Times. The pricing is beneficial to the Company at a nominal discount to the recent market price and the transaction has no fees associated with it."

Hoback added "Combined with our cash flow, we now have capital commitments in place for the next 18 - 24 months' development of new stores in Colorado. We are continuing to aggressively seek new locations to increase our store base in Colorado by over 30% during that time period. As we add new restaurants, our advertising and overhead efficiencies improve and we anticipate continued growth in our profitability as a result."

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CONTACT:
Good Times Restaurants Inc.
Boyd E. Hoback, President & CEO, 303/384-1411

Certain statements in this release that are not historical facts may be "forward-looking statements." Actual events may differ materially from those projected in any forward-looking statement. There are a number of important factors involving risks and uncertainties beyond the control of the Company that could cause actual events to differ materially from those expressed or implied by such statements. A description of risks and uncertainties attendant to Good Times Restaurants Inc. and its industry and other factors which could affect the Company's financial results are included in the Company's Securities and Exchange Commission Filings.